EXHIBIT 99.11

CONSENT OF KEVIN FRANCIS

This consent is provided in connection with the filing of the Annual Report on Form 40-F (the "Annual Report") of EMX Royalty Corporation (the "Company") with the United States Securities and Exchange Commission (the "SEC") and any amendments thereto, and any documents incorporated by reference therein (the "Annual Report"). The Annual Report incorporates by reference, among other things, the Company's Revised Annual Information Form for the year ended December 31, 2020 (the "AIF"), the Company's Management Discussion and Analysis for the year ended December 31, 2020 (the "MD&A").

I hereby consent to the use  and reference of my name, Kevin Francis, in the technical report entitled "NI 43-101 Technical Report - Timok Copper - Gold Project Royalty, Serbia" dated July 21, 2021 (the "Amended and Restated Technical Report"),  and the information derived from such report, in the Company's Annual Report, the AIF and the MD&A, each for the year ended December 31, 2020, and all other references to such information included or incorporated by reference in the Annual Report.  I also hereby consent to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 333-213709) and Form F-10 (No. 333-255507) of the references to my name included in the Annual Report as filed with the SEC.

Dated:  July 28, 2021

/s/ Kevin Francis
Kevin Francis, SME Registered Member Mineral Resource Management LLC